

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 23, 2009

<u>Via U.S. Mail and facsimile to (916) 786-1800</u>

Mr. Steven C. Oldham
President and Chief Executive Officer
SureWest Communications
8150 Industrial Avenue, Building A
Roseville, CA 95678

   **Re: SureWest Communications
      Form 10-K for the fiscal year ended December 31, 2008
      Filed March 16, 2009
      File No. 000-29660**

Dear Mr. Oldham:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           /s/ Kathleen Krebs for
           Larry Spirgel
           Assistant Director